Exhibit 99.1

PolyPid Provides Corporate Update and Reports Second Quarter 2026 Financial Results

FDA Accepted D-PLEX₁₀₀ NDA with Priority Review; PDUFA Goal Date of November 28, 2026, Approximately One Quarter Ahead of Previously Communicated Guidance

Exclusive U.S. and Canada Commercialization Partnership with Azurity Pharmaceuticals; $30 Million in Upfront and Near-Term Milestones Achieved Following NDA Acceptance, with Over $290 Million in Additional Milestones Plus Tiered Royalties Up to Mid-Twenties Percentages

Potential U.S. Commercial Launch of D-PLEX₁₀₀ by Azurity Targeted for Early 2027

Conference Call Scheduled for Today at 8:30 AM ET

PETACH TIKVA, Israel, August 12, 2026 - PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins, today provided a corporate update and reported financial results for the three and six months ended June 30, 2026.

Recent Corporate Highlights:

Completed NDA Submission for D-PLEX₁₀₀ and Received FDA Acceptance with Priority Review:

●	Completed its New Drug Application (“NDA”) submission to the U.S. Food and Drug Administration (“FDA”) for D-PLEX₁₀₀ for the prevention of surgical site infections (“SSIs”) in patients undergoing abdominal colorectal surgery, supported by positive results from the pivotal Phase 3 SHIELD II trial, which met its primary endpoint and all key secondary endpoints and demonstrated a 60% relative risk reduction in SSIs compared to standard of care (p=0.0013).

●	Subsequent to quarter end, on July 27, 2026, the FDA accepted D-PLEX₁₀₀ NDA submission and granted Priority Review, with a Prescription Drug User Fee Act (“PDUFA”) goal date of November 28, 2026, approximately one quarter ahead of the Company’s previously communicated first quarter 2027 guidance. The FDA did not identify any filing review issues in its acceptance communications.

Exclusive U.S. and Canada Commercialization Partnership with Azurity Pharmaceuticals:

●	Following the end of the quarter, on July 17, 2026, PolyPid entered into a commercial partnership agreement with Azurity Pharmaceuticals (“Azurity”), a privately held global specialty pharmaceutical company with a first-in-class commercial model, deep experience in specialty and hospital-based therapies with more than 50 medicines across 10 therapeutic areas. Azurity has an experienced commercial launch and execution team launching more than one product each year on average in the last several years.

●	Following the FDA’s July 27, 2026 NDA acceptance, PolyPid has achieved the milestones required for the $30 million in upfront and near-term milestone payments from Azurity.

●	Under the partnership, PolyPid is eligible to receive up to approximately $320 million in total upfront and milestone payments, inclusive of the $30 million confirmed to date, structured across a defined series of regulatory, launch, and sales milestones aligned with the anticipated U.S. and Canada commercialization of D-PLEX₁₀₀.

●	In addition to and separate from the milestone payments, PolyPid is entitled to tiered royalties from mid-teen to mid-twenties percentages on sales in the U.S. and Canada. Additionally, PolyPid will manufacture and supply D-PLEX₁₀₀ to Azurity for an agreed transfer price, further strengthening the Company’s expected revenues from product sales.

●	As part of the collaboration, Azurity will fund clinical development to support potential label expansion of D-PLEX₁₀₀ in the U.S. and Canada to additional SSI indications beyond abdominal surgery, potentially expanding the future addressable market.

●	PolyPid retains commercial rights outside the United States and Canada, manufacturing rights worldwide, and full ownership of its Kynatrix™ technology and associated pipeline.

Advancing EU Regulatory Submission:

•	PolyPid remains on track for the previously announced third quarter 2026 submission of its Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) for D-PLEX₁₀₀ under the Centralized Procedure on the basis of therapeutic innovation. During the second quarter of 2026, the Company held productive and positive meetings with the EMA Rapporteur and Co-Rapporteur, aligning on the timeline and requirements for the planned MAA submission.

Advancing Kynatrix™ Pipeline Beyond D-PLEX₁₀₀:

•	Beyond D-PLEX₁₀₀, PolyPid continues to advance its proprietary Kynatrix™ technology through additional pipeline programs, including its long-acting metabolic program and additional infection opportunities beyond prevention. These programs are being designed to leverage the Company’s established Kynatrix™ technology capabilities, existing clinical and chemistry, manufacturing and controls (“CMC”) foundation, and known active pharmaceutical ingredient safety profile.

Upcoming Expected Milestones:

●	PDUFA goal date for the D-PLEX₁₀₀ NDA of November 28, 2026.

●	MAA submission to the EMA for D-PLEX₁₀₀ under the Centralized Procedure in the third quarter of 2026.

●	Potential U.S. commercial launch of D-PLEX₁₀₀ in early 2027.

“The second quarter of 2026 and the first few weeks of the third quarter completed PolyPid’s transition into a commercial-stage company, with the acceptance by the FDA with Priority Review of our NDA submission for D-PLEX₁₀₀, with no filing review issues and a PDUFA goal date meaningfully ahead of the guidance we have previously communicated,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “In parallel, the U.S. and Canada commercial partnership we entered into in July, together with the immediate $30 million from the partnership, places PolyPid in potentially the strongest financial position in the Company’s history, with no immediate financing needs. With the NDA review process on track, our substantially strengthened financial position, and our U.S. and Canada commercial partnership with Azurity, we believe PolyPid is well positioned to advance D-PLEX₁₀₀ for abdominal colorectal surgery and, over time, additional broader surgical indications.”

Financial Results for the Three Months Ended June 30, 2026

●	Research and development expenses for the three months ended June 30, 2026, were $6.1 million, compared to $6.2 million in the same three-month period of 2025. Research and development activity in the second quarter of 2026 primarily reflects ongoing NDA-related activities and continued commercial readiness preparation.

●	General and administrative expenses for the three months ended June 30, 2026, were $1.3 million, compared to $2.5 million for the same period of 2025. The decrease was primarily due to the decrease of non-cash expenses related to performance-based options (“PSUs”) following the positive Phase 3 SHIELD II topline results, which triggered the vesting of those PSUs.

●	Marketing and business development expenses for the three months ended June 30, 2026, were $0.5 million, compared to $0.7 million for the same period of 2025.

●	For the three months ended June 30, 2026, the Company had a net loss of $7.8 million, or $(0.35) per share, compared to a net loss of $10.0 million, or $(0.78) per share, in the three-month period ended June 30, 2025.

Financial Results for the Six Months Ended June 30, 2026

●	Research and development expenses for the six months ended June 30, 2026, were $11.9 million, compared to $12.3 million in the same six-month period of 2025. The decrease primarily reflects the completion of the SHIELD II Phase 3 trial and the Company’s transition toward regulatory submission and commercial readiness activities.

●	General and administrative expenses for the six months ended June 30, 2026, were $2.9 million, compared to $3.7 million for the same period of 2025. The decrease was primarily due to the decrease of non-cash PSU vesting expenses.

●	Marketing and business development expenses for the six months ended June 30, 2026, were $0.9 million, compared to $1.0 million for the same period of 2025.

●	For the six months ended June 30, 2026, the Company had a net loss of $15.6 million, or $(0.70) per share, compared to a net loss of $18.2 million, or $(1.48) per share, in the six-month period ended June 30, 2025.

Balance Sheet Highlights

●	As of June 30, 2026, the Company had cash and cash equivalents of $6.6 million, compared to cash, cash equivalents and short-term deposits of $12.9 million on December 31, 2025, not including $30 million in upfront and near-term milestone payments from Azurity, substantially strengthening the Company’s balance sheet as it approaches the November 28, 2026 PDUFA goal date and prepares for a potential U.S. commercial launch of D-PLEX₁₀₀ in early 2027.

●	The Company believes that its current cash position, together with its expected proceeds from its recently announced commercialization agreement, as well as future potential proceeds, will be sufficient to fund operations into 2028 and through several significant upcoming potential milestones.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, August 12, 2026

Time:	8:30 AM Eastern Time

Conference Call:	https://register-conf.media-server.com/register/BI9a8ec61eabe249f6a1e931836c819ce8

Webcast:	https://edge.media-server.com/mmc/p/3mbsv986

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care. For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated timing of the FDA’s review and potential approval of the D-PLEX₁₀₀ NDA, including the PDUFA goal date; the anticipated timing of the Company’s planned MAA submission to the EMA for D-PLEX₁₀₀; the timing, receipt and amount of regulatory, launch and other milestone payments and royalties under the Company’s agreement with Azurity; the potential label expansion of D-PLEX₁₀₀ and its funding by Azurity; the anticipated timing of a potential U.S. commercial launch of D-PLEX₁₀₀ by Azurity; the Company’s belief that it is potentially in the strongest financial position in the Company’s history, with no immediate financing needs; the Company’s belief that its current cash position, together with its expected proceeds from its recently announced commercialization agreement, as well as future potential proceeds, will be sufficient to fund operations into 2028 and through several significant upcoming potential milestones; the therapeutic and commercial potential of D-PLEX₁₀₀; and the Company’s plans to advance Kynatrix™ technology through additional pipeline programs, including its long-acting metabolic program and additional infection opportunities beyond prevention. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.
Ori Warshavsky
908-858-5995
IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations
North American Equities Desk
polypid@arxhq.com

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,563	$6,402
Restricted deposits	207	193
Short-term deposits	-	6,531
Pre-launch inventories	1,359	1,106
Prepaid expenses and other current assets	757	995

Total current assets	8,886	15,227

LONG-TERM ASSETS:
Property and equipment, net	4,613	5,094
Operating lease right-of-use assets	1,408	1,675
Long-term deposits	327	311

Total long-term assets	6,348	7,080

Total assets	$15,234	$22,307

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,662	$2,856
Accrued expenses and other current liabilities	3,651	2,734
Current maturities of long-term debt	-	988
Current maturities of operating lease liabilities	1,290	1,161

Total current liabilities	6,603	7,739

LONG-TERM LIABILITIES:
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	282	647
Other liabilities	413	400

Total long-term liabilities	3,243	3,595

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value - Authorized: 107,800,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 20,311,766 and 18,204,002 shares at June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	322,465	312,473
Accumulated deficit	(317,077)	(301,500)

Total shareholders’ equity	5,388	10,973

Total liabilities and shareholders’ equity	$15,234	$22,307

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Operating expenses:
Research and development	$11,881	$12,332	$6,125	$6,215
Marketing and business development	873	989	459	700
General and administrative	2,855	3,661	1,265	2,488

Operating loss	15,609	16,982	7,849	9,403
Loss on extinguishment of debt	-	512	-	-
Financial expense (income), net	(38)	687	(6)	521

Loss before income tax	15,571	18,181	7,843	9,924
Income tax expenses	6	64	6	53

Net loss	$15,577	$18,245	$7,849	$9,977

Basic and diluted loss per ordinary share	$0.70	$1.48	$0.35	$0.78

Weighted average number of ordinary shares used in computing basic and diluted loss per share	22,280,991	12,298,113	22,637,513	12,841,621